March 16, 2020

GR Arun Kumar
Director and Chief Financial Officer
Vedanta Ltd
1st Floor, C Wing, Unit 103
Corporate Avenue, Atul Projects
Chakala, Andheri (East)
Mumbai - 400 093, Maharashtra, India

       Re: Vedanta Ltd
           Form 20-F for the Fiscal Year Ended March 31, 2019
           Filed July 15, 2019
           Response letter dated February 26, 2020
           File No. 001-33175

Dear Mr. Kumar:

       We have reviewed your February 26, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
January 23, 2020 letter.

Response Letter Dated February 26, 2020

Note 3(a) Significant Accounting Policies
C. Revenue Recognition, page F-14

1. We note from your response to our prior comment 3 that you recognize revenue for your production sharing contracts based on your direct entitlement interest. Please explain to us why you believe it is appropriate to recognize revenue based on this method in light of the fact that the direct entitlements method was rescinded upon the adoption of IFRS 15.
2. Please provide us more details on the nature of your relationship and type of contracts you
 GR Arun Kumar
Vedanta Ltd
March 16, 2020
Page 2
         have with the buyers of the oil. Also, please tell us if you sell any oil to the buyer on behalf of the joint venture partners or the Government. If so, please tell us if you have control over the oil prior to transferring it to the buyer and explain how you have assessed the principal versus agent considerations in paragraphs B34-B38 of IFRS 15 for each type of contract.
        You may contact Claire Erlanger at (202) 551-3301 or Melissa Raminpour at (202) 551-
3379 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameGR Arun Kumar                                Sincerely,
Comapany NameVedanta Ltd
                                                               Division of
Corporation Finance
March 16, 2020 Page 2                                          Office of
Manufacturing
FirstName LastName